UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5742

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     BLACKROCK FUNDS

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809






Report of Independent Accountants

To the Board of Directors of
 the BlackRock Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the BlackRock Funds (the "Funds") consisting of the Asia
Pacific Equity, European Equity, Global Science and Technology, Large Cap Value Equity, Large Cap Growth Equity, Small Cap Value Equity, Small Cap Growth Equity, International Equity, International Emerging Markets, Select Equity, Balanced, Money Market, U.S. Treasury Money Market, Municipal Money Market, New Jersey Municipal Money Market, North Carolina Municipal Money Market, Ohio Municipal Money Market, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, Managed Income, Tax-Free Income, Intermediate Government Bond, New Jersey Tax-Free Income, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Delaware Tax-Free Income, Kentucky Tax-Free Income, GNMA, Micro-Cap Equity, International Small Cap Equity, Strategic Portfolio I, Low Duration Bond, Intermediate Bond, Government Income, Core Bond, International Bond, High Yield Bond, Multi-Sector Mortgage Securities Portfolio IV, Mid-Cap Value Equity and Mid-Cap Growth Portfolios compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 29, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 29, 2000, and with respect to agreement of security purchases and sales, for the period June 30, 2000 (the date of our last examination), through September 29, 2000:

 Confirmation of all securities held by institutions in book entry form, at, the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company, and Bankers Trust Company;

 Confirmation of all securities out for transfer with brokers or alternative procedures;

 Reconciliation of all such securities to the books and records of the Funds and the Custodian, PNC Bank, National
Association;

 Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

 Agreement of thirty-three security purchases and sixty-three security sales or maturities since our last report from the books and records of the Funds to trade confirmations or alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 29, 2000 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 28, 2000




Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

November 28, 2000

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the BlackRock Funds, (the "Funds") consisting of consisting of the Asia Pacific Equity, European Equity, Global Science and Technology, Large Cap Value Equity, Large Cap Growth Equity, Small Cap Value Equity, Small Cap Growth Equity, International Equity, International Emerging Markets, Select Equity, Balanced, Money Market, U.S. Treasury Money Market, Municipal Money Market, New Jersey Municipal Money Market, North Carolina Municipal Money Market, Ohio Municipal Money Market, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, Managed Income, Tax-Free Income, Intermediate Government Bond, New Jersey Tax-Free Income, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Delaware Tax-Free Income, Kentucky Tax-Free Income, GNMA, Micro-Cap Equity, International Small Cap Equity, Strategic Portfolio I, Low Duration Bond, Intermediate Bond, Government Income, Core Bond, International Bond, High Yield Bond, Multi-Sector Mortgage Securities Portfolio IV, Mid-Cap Value Equity and Mid-Cap Growth Portfolios, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 29, 2000, and from June 30, 2000 through September 29, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 29, 2000 and from June 30, 2000 through September
29, 2000, with respect to securities reflected in the investment account of the Funds.

BlackRock Funds

By:
/s/ Karen Sabath
Karen Sabath
Managing Director